2451 West Birchwood Avenue o Suite 105 o Mesa Arizona o 85202
           Phone: 480.894.0311 o Fax: 480.894.0074 o www.pop3media.com

Michael Fay
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:      Pop3 Media Corp.
         File No. 0-28485



Dear Mr. Fay:

We have provided our responses to your comments along with a marked amended Form 10-KSB. Our auditor, Shelly International CPA will file an amended audit to integrate the answers to your comments when we have satisfied all of your comments. The following are the responses to comments in your March 21, 2005 letter:

1) The wording of Item 6, Management's Discussion and Analysis, has been corrected to more accurately describe the events surrounding the purchase of Level X Media Corporation by the Company.

2) The wording on Item 6, Management's Discussion and Analysis, has been corrected to more accurately describe the events surrounding the purchase of Masterdisk Corporation and its financial statements pursuant to Item
     310(c) and pro forma financial statements reflecting the acquisition pursuant to Item 310(d) have been furnished.

3) We have added Item 7a, Critical Accounting Issues, to more accurately disclose our critical accounting policies.

4) The wording on June 30, 2004 Financial Statements has been corrected to disclose the amount of our bad debt allowance.

5) The mastering process is generally completed within 8 hours of the commencement of the work. The revenue is recognized upon the completion of the work. Any deposits taken from customers before the project commences are listed as liabilities. The wording on Note 1, Overview of Operations and Accounting Policies Revenue Recognition, have been corrected to more accurately reflect the revenue recognition process.

6) The wording on Note 2, Property and Equipment, has been deleted to reflect the estimates of lives and recoverability will not change.

7) Please see Note 3 on page 43. We have described that we are not amortizing our intangible assets and periodically review our intangibles for any impairments.

8) The wording on Note 7, Stockholders' Equity Investment in and Sale of Majority Interest, has been corrected to more accurately disclose that we are no longer liable for any MPI debts.

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9)   The 10,000,000 shares of common stock issued to the MasterDisk shareholders were not registered. The shares were issued to the three controlling shareholder of MasterDisk pursuant to a stock purchase agreement whereby we acquired a 100% interest in MasterDisk Corporation. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933, as this offering was a private offering involving three controlling shareholders, the controlling shareholders were accredited investors as such term is defined in Rule 501 of Regulation D, there was no general solicitation or advertising involved in connection with the offering.

10) We have accounted for the Business Development Costs as a prepaid asset. The costs pertain to a one year agreement with a consultant that was entered into during August 2004 to provide introductions to prospective customers as well as investor relation services. We did not amortize the prepaid expense amount during the first and second quarter, but will adjust prepaid expense ratably in our third quarter report. Artist Advances are costs paid to produce the records of artists that are currently under contract with Pop3 Media Corp.'s record label divisions. These costs are fully recoupable as per the artist contract with Pop3 Media Corp. and are set off against any royalty that maybe due the artist.

11) The shares of preferred stock issued to the Level X shareholders were not registered. The shares were issued to the single controlling shareholder of Level X pursuant to the terms of a Plan of Merger whereby Level X was merged into our company. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933, as this offering was a private offering involving only a single controlling shareholder, the controlling shareholder was an accredited investor as such term is defined in Rule 501 of Regulation D, there was no general solicitation or advertising involved in connection with the offering.


     Please do not hesitate to contact me with any questions.

     Sincerely,

     John D. Aquilino
   -------------------
     John D. Aquilino/Chief Executive Officer and President
     Pop3 Media Corp.

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